SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2013

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated April 18, 2013	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: April 19, 2013	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

COOPERATION WITH FAR EASTONE TELECOMMUNICATIONS CO., LTD.

COOPERATION WITH FAR EASTONE

Reference is made to the announcement of China Mobile Limited (the “Company”) dated 29 April 2009 in relation to, inter alia, the share subscription agreement (the “Share Subscription Agreement”) entered into between the Company and Far EasTone Telecommunications Co., Ltd. (“Far EasTone”) pursuant to which, the Company agreed to, through a wholly-owned subsidiary, subscribe for 444,341,020 shares in Far EasTone (the “Share Subscription”). The Share Subscription was subject to certain conditions precedent.

As some of the conditions precedent have not been satisfied, the Share Subscription Agreement has been terminated. The strategic cooperation agreement entered into between the Company and Far EasTone on 29 April 2009 which will become effective upon the completion of the Share Subscription has also lapsed accordingly.

In response to the development needs of the telecommunications industry in Mainland China, Hong Kong and Taiwan, the Company and Far EasTone have developed a close working relationship. With technological advancement and the increasing diversified demands from customers, it is expected that there will be a growing demand for more and better telecommunication products. The Company therefore considers that it will be beneficial to the Company to continue to pursue and explore broad-based cooperation with Far EasTone in new areas, products and contents in the development of its telecommunications business and accordingly, the Company and Far EasTone have entered into a business cooperation framework agreement on 18 April 2013 to jointly explore opportunities to continue broad-based cooperation in a number of areas in mobile telecommunications businesses in the future and, upon Taiwan laws and regulations opening up the class 1 telecom services sector for investments by Mainland China funded enterprises, the parties may reconsider the possibility of equity cooperation.

A-1

INFORMATION ABOUT FAR EASTONE

As one of the major mobile telecommunication operators in Taiwan, Far EasTone is dedicated to the convergence of Mobile, Broadband, Media and International Service. Its aim is to provide customers with easy access to a wealth of public and personalized information, and Far EasTone is committed to expand its range of services to offer total solution services comprising mobile communications, information, entertainment and transactions.

To the best of the knowledge, information and belief of the directors of the Company having made all reasonable enquiry, Far EasTone and its ultimate beneficial owners are third parties independent of the Company and connected persons (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of the Company.

GENERAL

The transactions described in this announcement do not constitute notifiable transactions of the Company under the Listing Rules. This announcement is made for information of shareholders and other investors only.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 18 April 2013

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

A-2